UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


                     LINCOLN FINANCIAL BANCORP, INC.
                           (Name of Issuer)

                              COMMON STOCK
                     (Title of Class of Securities)

                            (CUSIP Number)


                            Caryn F. Price
                       Wyatt, Tarrant & Combs
                        2800 Citizens Plaza
                     LOUISVILLE, KENTUCKY  40202
                           (502) 562-7245

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         SEPTEMBER 5, 1996
    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with this statement /___/.

                                     13D


1.    Name of Reporting Person.................First Southern Bancorp, Inc.

      S.S. OR I.R.S. Identification No.
      of above person.......................................

2.    Check the appropriate box if a member of a group:
      ........................................................a/___/ b/___/

3.    SEC USE ONLY

4.    Source of Funds (see instructions).............................WC, SC

5.    Check box if disclosure
      of legal proceedings is
      required pursuant to
      Items 2(d) or 2(e)............................................./___/

6.    Citizenship or place
      of organization.............................................Kentucky

Number of Shares beneficially
owned by each reporting person
with:
        7.    Sole Voting Power..............436,457 shares of common stock
        8.    Shared Voting Power.........................................0
        9.    Sole Dispositive Power.........436,457 shares of common stock
       10.    Shares Dispositive Power....................................0

11.   Aggregate Amount Benefically
      Owned by Reporting Person..............436,457 shares of common stock

12.   Check Box if the Agregate Amount
      in Row (11) Excludes certain
      shares (see instructions)......................................./___/

13.   Percent of class represented
      by amount in Row (11).............................................100%

14.   Type of reporting person...........................................CO

ITEM 1.  SECURITY AND ISSUER

Class of equity security:               Common Stock, $.01 par value

Name and address of principal           Lincoln Financial Bancorp, Inc.
  executive offices:                    111 West Main Street
                                        Stanford, Kentucky  40484


ITEM 2.  IDENTITY AND BACKGROUND

      The name of the Reporting Person is First Southern Bancorp, Inc. ("FSBI") and its state of organization is Kentucky. FSBI is a multi-bank holding company. The address of its principal business and its principal office is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484. During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


      DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF FSBI

        Name                    Business Address        Present Principal
                                                        Occupation or Employment

        Jess Correll            P.O. Box 328            President and Director of
                                99 Lancaster Street     First Southern Bancorp, Inc.
                                Stanford, KY 40484      (Bank holding company)

        Randall L. Attkisson    P.O. Box 328            Vice President, Treasurer and
                                99 Lancaster Street     Director of First Southern Bancorp,
                                Stanford, KY 40484      Inc. (Bank holding company)

        Jill M. Martin          P.O. Box 328            Secretary and Controller of First
                                99 Lancaster Street     Southern Bancorp, Inc. (Bank
                                Stanford, KY 40484      holding company)

        Ward F. Correll         P.O. Box 129            Owner, Cumberland Lake Shell, Inc.
                                150 Railroad Drive      (Gasoline wholesaler)
                                Somerset, KY 42502

        David S. Downey         P.O. Box 295            CEO and Director of First Southern
                                102 West Main Street    National Bank of Lincoln County
                                Stanford, KY 40484      (Bank)

        Douglas P. Ditto        P.O. Box 295            Senior Vice President of First
                                102 West Main Street    Southern National Bank of Lincoln
                                Stanford, KY 40484      County (Bank)

        John R. Ball            P.O. Box 628            CEO and Director of First Southern
                                27 Public Square        National Bank of Garrard County
                                Lancaster, KY 40444     (Bank)

        Gary Dick               P.O. Box 489            CEO and Director of First Southern
                                216 North Main St.      National Bank of Wayne County
                                Monticello, KY 42633    (Bank)


        James P. Rousey         P.O. Box 480            CEO and Director of First Southern
                                Orchard Center          National Bank of Jessamine County
                                Suite L                 and First Southern National Bank
                                Nicholasville, KY 40356 of Fayette County (Bank)

        Joseph E. Hafley        P.O. Box 328            Loan Review Officer of First
                                99 Lancaster Street     Southern Bancorp, Inc. (Bank
                                Stanford, KY 40484      holding co.)

      All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers [i] has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      FSBI and Lincoln Financial Bancorp, Inc. ("LFB") entered into an Agreement and Plan of Reorganization dated March 23, 1996, as amended June 6, 1996, and related Restated Plan of Merger dated June 6, 1996 (collectively, the "Merger Agreement"), pursuant to which, effective September 6, 1996, a wholly-owned subsidiary of FSBI merged into LFB, LFB became a wholly-owned subsidiary of FSBI, and each share of LFB (except for shares owned by FSBI) was converted into the right to receive $22.01
cash.   FSBI  used working capital and  dividends from  LFB  to
fund the aggregate cash purchase price for the shares.

ITEM 4.  PURPOSE OF TRANSACTION

      The purpose of the acquisition by FSBI of the shares of LFB pursuant to the Merger Agreement was to acquire control of 100% of the outstanding shares of LFB, and, indirectly, 100% of the outstanding shares of LFB's wholly-owned subsidiary, Lincoln Federal Savings Bank. As a result of the acquisition of LFB's common stock by FSBI pursuant to the Merger Agreement, [i] the common stock of LFB is eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, [ii] the common stock of LFB will cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association, and [iii] the members of the board of directors of LFB in office prior to the consummation of the acquisition have been replaced by the members of the board of directors of FSBI. In addition, a wholly-owned subsidiary of FSBI and Lincoln Federal Savings Bank have entered into a purchase and assumption agreement pursuant to which such FSBI subsidiary will purchase certain assets and assume certain deposit liabilities of Lincoln Federal Savings Bank. The dividend policy of LFB and its subsidiaries will be based on, among other things, considerations of the desirability of a payment from such subsidiaries to FSBI. Except as set out above, FSBI has no present definitive plans or proposals which relate to or would result in any other material change in LFB's business or corporate structure or any change in LFB's charter, bylaws or instruments corresponding thereto; provided, however, that FSBI may formulate plans or proposals to take such action with respect to any or all of the foregoing matters and any other matters as FSBI may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      a. FSBI beneficially owns 436,457 shares (100%) of common stock of LFB.

      b. FSBI has sole voting and dispositive power with respect to the 436,457 shares (100%) of common stock of LFB.

      c. Except as described herein, FSBI has not effected transactions in the common stock of LFB during the past sixty days.

      d. To the knowledge of FSBI, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares deemed to be beneficially held by FSBI.

ITEM    6.    CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS,    OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the Merger Agreement, FSBI is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of LFB, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A   Agreement  and  Plan  of Reorganization  dated
                  March 23, 1996, as amended  June  6, 1996, and
                  related Restated Plan of Merger dated  June 6,
                  1996  among  FSBI, FSB Acquisition Corporation
                  and LFB, is incorporated  by  reference to the
                  Proxy   Statement   of  LFB  filed  with   the
                  Securities  and  Exchange   Commission   under
                  Section  14 of the Securities Exchange Act  of
                  1934 on June 26, 1996.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                FIRST SOUTHERN BANCORP, INC.


September 10, 1996              By:/S/RANDALL ATTKISSON

                                Title:  VICE PRESIDENT AND CHIEF FINANCIAL
                                        OFFICER